# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CV Sciences, Inc., CIK 0001510964
CUSIP: 126654102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 9530 PADGETT STREET, SUITE 107, SAN DIEGO, California (CA), 92126
Date of event which requires filing of this statement: 11/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001202557

## Reporting persons
- CHEEVER CHARLIE E III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 26,648,711; shared voting power 0; sole dispositive power 26,648,711; shared dispositive power 0; aggregate amount beneficially owned 26,648,711 (13.1% of the class)
  Comment: Includes 881,700 shares of Common Stock held by a trust for which the Reporting Person serves as trustee. In such capacity, the Reporting Person has sole voting and dispositive power with respect to such shares. The Reporting Person has no personal pecuniary interest in such shares, and the inclusion of such shares as beneficially owned by the Reporting Person is solely as a result of the Reporting Person's voting and dispositive authority in the capacity as trustee.

## Item 1. Issuer
Name of issuer: CV Sciences, Inc.
Address of issuer's principal executive offices: 9530 PADGETT STREET, SUITE 107, SAN DIEGO, CALIFORNIA, 92126

## Item 2. Person Filing
Name of person filing: Charles E. Cheever III
Address of principal business office or, if none, residence: 501 Terrell Road, San Antonio, Texas 78209
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 26,648,711
Percent of class: 13.1%
Sole power to vote or to direct the vote: 26,648,711
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,648,711
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CHEEVER CHARLIE E III: Charles E. Cheever III, Charles E. Cheever III (09/09/2026)